JOHN GOODGAME

713.220.8144

jgoodgame@akingump.com

January 2, 2014

Via EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Memorial Production Partners LP
Registration Statement on Form S-4
Filed November 22, 2013
File No. 333-192515

Ladies and Gentlemen:

Set forth below are the responses of Memorial Production Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2013 with respect to the Partnership’s Registration Statement on Form S-4 initially filed with the Commission on November 22, 2013, File No. 333-192515 (the “Registration Statement”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. The Partnership has reviewed this letter and authorized us to make the representations herein to you on its behalf.

General

1.	Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2012, have been resolved.

Response: The Partnership acknowledges the Staff’s comment and will respond to the Staff’s comments regarding its Form 10-K for the fiscal year ended December 31, 2012 in a separate letter.

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

2.	We note that you are registering 7 5/8% Senior Notes due in 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Partnership will provide a supplemental letter addressing this comment together with Amendment No. 1 to the Registration Statement and its acceleration request.

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 713-220-8144.

Sincerely,

/s/ John Goodgame

John Goodgame

Cc:	Securities and Exchange Commission
Angie Kim

Memorial Production Partners LP
Andrew J. Cozby
Kyle N. Roane

Akin Gump Strauss Hauer & Feld LLP
Freddy Feldman
Alex Reuss
Chris Centrich